Exhibit 12.1

SAFEWAY INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)
(Unaudited)

	24 Weeks		Fiscal Year

	June 14,	June 15,
	2003	2002	2002	2001	2000	1999	1998

Income from continuing operations before taxes and cumulative effect of accounting change	$395.8	$630.0	$1,320.2	$2,122.7	$1,942.9	$1,670.5	$1,394.6
Add interest expense	182.4	161.1	368.6	366.1	363.6	261.1	230.7
Add interest on rental expense (a)	102.4	95.6	221.9	207.1	184.0	153.0	127.1
Add (less) equity in losses (earnings) of unconsolidated affiliates, net	3.1	(2.8)	0.2	(20.2)	(31.2)	(34.5)	(28.5)
(Less) add minority interest in subsidiary	(5.1)	—	(5.5)	—	1.1	5.9	5.1

Earnings	$678.6	$883.9	$1,905.4	$2,675.7	$2,460.4	$2,056.0	$1,729.0

Interest expense	$182.4	$161.1	$368.6	$366.1	$363.6	$261.1	$230.7
Add capitalized interest	9.6	12.7	26.5	21.1	13.5	6.7	8.3
Add interest on rental expense (a)	102.4	95.6	221.9	207.1	184.0	153.0	127.1

Fixed charges	$294.4	$269.4	$617.0	$594.3	$561.1	$420.8	$366.1

Ratio of earnings to fixed charges	2.31	3.28	3.09	4.50	4.38	4.89	4.72

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.